

May 8, 2014

Via E-mail
Phillip P. Conti
Senior Vice President and Chief Financial Officer
EQT Midstream Partners, LP
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222

>   **Re: EQT Midstream Partners, LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 20, 2014**
>   **File No. 1-35574**

Dear Mr. Conti:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 54

1. We note your SG&A expense in fiscal 2013 increased in part because of lower adjustments for the collectability of a long-term regulatory asset. Explain to us and disclose what these adjustments relate to and provide to us your accounting analysis which supports the recoverability of the regulatory asset.

Capital Resources and Liquidity, page 59

Capital Requirements, page 60

2. Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and expansion capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to expansion capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Item 8. Financial Statements and Supplementary Data, page 66

4. Related-Party Transactions, page 78

3. Please address the following comments related to your related-party transactions:

- We note that your financial statements include charges for services provided by EQT Corporation and its subsidiaries. Since these related party transactions were likely not at arms length, please disclose management's estimates of what the expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

- We note that your Omnibus Agreement requires that EQT Corporation indemnify or reimburse you for losses or expenses relating to or arising from various items and conditions. Tell us how you account for reimbursements of items expensed and capitalized in your financial statements. For example, clarify if you offset amounts expensed and capitalized by the reimbursement amounts or if you leave the originally recorded amounts unchanged and reflect the reimbursements as capital contributions.

- As required by Rule 4-08(k)(1) of Regulation S-X, please identify all material related party expenses on the face of your statements of consolidated operations.

- Please clarify why EQT Corporation's long-term incentive plan did not result in any expense subsequent to your IPO, such as the continued vesting of pre-IPO awards.

10. Equity-Based Compensation Plan, page 87

4. We note that your general partner granted performance awards representing 146,490 common units at the closing of your IPO in July 2012 and that the awards "have a performance condition related to the total unitholder return realized" on your common units from the date of the IPO through December 31, 2015. Please define for us the term

"total unitholder return" and tell us why, if applicable, you believe these awards contain a performance condition and not a market condition. See the related definitions in ASC 718-10-20. Also explain to us the "fair value model" used in your valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief